Exhibit (d.7)

EXHIBIT F

to the

INVESTMENT ADVISORY AGREEMENT

FRONTEGRA NETOLS SMALL CAP VALUE FUND

For all services rendered by Frontegra Asset Management, Inc. (the “Adviser”) hereunder, the above-named Fund, a series of Frontegra Funds, Inc., shall pay the Adviser and the Adviser agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to 1.00% of the average daily net assets of the Fund.

The portion of the fee based upon the average daily net assets of the Fund shall be accrued daily at the rate of 1/365th of 1.00% applied to the daily net assets of the Fund.

The advisory fee so accrued shall be paid to the Adviser monthly.

Executed as of the 22nd day of August, 2005.

FRONTEGRA ASSET MANAGEMENT, INC.

By:  /s/  William D. Forsyth, III

William D. Forsyth, III, Co-President

FRONTEGRA FUNDS, INC.

By:  /s/ Thomas J. Holmberg, Jr.

Thomas J. Holmberg, Jr., Co-President